

RECEIVED

2010 APR 12 P 2:02

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A



10015496

01 April 2010



Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st March 2010.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

4/12

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

Paragon Group is an appointed representative of Mortgage Trust Services PLC which is authorised and regulated by the Financial Services Authority



INVESTOR IN PEOPLE

SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

RECEIVED
2010 APR 12 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement – Allotment of Shares to Employee Trust	01 March 2010	01 March 2010	DTR 3.1.4
2.	Regulatory Announcement – Holding(s) in Company	02 March 2010	02 March 2010	DTR 5.8.12
3.	Regulatory Announcement – Blocklisting Interim Review	12 March 2010	12 March 2010	LR 3.5.6
4.	Regulatory Announcement – Notice re Callable Subordinated Notes due	24 March 2010	24 March 2010	DTR 6.1
5.	Regulatory Announcement - Director/PDMR Shareholding	29 March 2010	30 March 2010	DTR 3.1.2
6.	Regulatory Announcement – Total Voting Rights	31 March 2010	31 March 2010	DTR 5.6.1

Documents Filed with Companies House	Date Submitted	Required Filing Date	Source of Requirement
7. Form SH01 Return of allotment of shares	18 March 2010	1 April 2010	CA 2006 S555

Regulatory Story

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Allotment of Shares to Employee Trust
Released	17:07 01-Mar-2010
Number	8880H17

RNS Number : 8880H
Paragon Group Of Companies PLC
01 March 2010

1 March 2010

ALLOTMENT OF SHARES TO EMPLOYEE TRUST

On 1 March 2010 The Paragon Group of Companies PLC Employee Trust was allotted 294,473 ordinary shares of £1 each in The Paragon Group of Companies PLC (the 'Company') at par value.

These shares were allotted to meet awards as they mature and are exercised under The Paragon Performance Share and Matching Share Plans, in which certain of the Group's senior employees have participated from time to time.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 3,662,330.

Enquiries:

John G. Gemmell, Group Company Secretary
0121 712 2075

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:24 02-Mar-2010
Number	9510H14

RNS Number : 9510H
Paragon Group Of Companies PLC
02 March 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	The Paragon Group of Companies PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying	

financial instruments	Yes
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):[iv]	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	25th February 2010
6. Date on which issuer notified:	1st March 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Holding has gone below 12%

8. Notified details:							
A: Voting rights attached to shares [viii, ix]							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights** [x]	
			Direct	**Direct** [xi]	**Indirect** [xii]	**Direct**	**Indirect**
GB00B2NGPM57	34,497,305	34,497,305	N/A	N/A	33,978,939	N/A	11.38%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date** [xiii]	**Exercise/ Conversion Period** [xiv]	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date** [xvii]	**Exercise/ Conversion period** [xviii]	**Number of voting rights instrument refers to**	**% of voting rights** [xix, xx]	
					Nominal	**Delta**

CFD				1,665,610	0.56%	0.56%

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
35,644,549	11.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]
BlackRock Investment Management (UK) Limited - 35,644,549 (11.94%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLJTMITMBTMBJM

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	11:49 12-Mar-2010
Number	5090I11

RNS Number : 5090I
Paragon Group Of Companies PLC
12 March 2010

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of scheme
THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME
....

3. Period of return:
From 12/09/2009 .... To 11/03/2010
....

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme
17,000 ORDINARY SHARES OF £1 EACH
....

5. Number of shares issued / allotted under scheme



during period:
0

....

6. Balance under scheme not yet issued / allotted at end of period
17,000 ORDINARY SHARES OF £1 EACH

....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
595,000 ORDINARY SHARES OF 10P EACH ON 09/07/2003. THESE SHARES WERE CONSOLIDATED INTO 59,500 ORDINARY SHARES OF £1 EACH ON 28/01/2008.

....

Please confirm total number of shares in issue at the end of the period in order for us to update our records
299,454,078 GROSS
298,785,178 NET OF SHARES HELD IN TREASURY

....

Contact for queries:

Name JOHN GEMMELL

....

Address ST CATHERINE'S COURT
HERBERT ROAD
SOLIHULL
WEST MIDLANDS
B91 3QE

....

Telephone 0121 712 2075

....

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Notice re Callable Subordinated Notes due 2017
Released	14:54 24-Mar-2010
Number	1233J14

RNS Number : 1233J
Paragon Group Of Companies PLC
24 March 2010

Notice to holders of the £120,000,000 7 per cent. Callable Subordinated Notes due 2017

The Paragon Group of Companies PLC announces the cancellation on 23 March 2010 of £10,000,000 in nominal amount of the £120,000,000 7 per cent. Callable Subordinated Notes due 2017 (XS0216276070) (the "Notes").

All cancelled Notes were purchased during the year-ended 30 September 2009.

As a result of the cancellation of the Notes described above, the aggregate nominal amount outstanding of the Notes is £110,000,000.

For further information, please contact:

John Gemmell, Company Secretary
The Paragon Group of Companies PLC
+44 (0)121 712 2075

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:06 29-Mar-2010
Number	3726J17

RNS Number : 3726J
Paragon Group Of Companies PLC
29 March 2010

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	THE PARAGON GROUP OF COMPANIES PLC		NOTIFICATION IN ACCORANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	MR NIGEL S TERRINGTON		N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF DIRECTOR NAMED IN 3 ABOVE		ORDINARY SHARES OF £1.00 EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	DIRECTOR NAMED IN 3 ABOVE		ACQUISITION OF SHARES ON MATURITY OF AWARDS UNDER THE PERFORMANCE AND MATCHING SHARE PLANS
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	23,711		0.0079%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13.	Price per share or value of transaction	14.	Date and place of transaction
	£0.00 PER SHARE		29 MARCH 2010, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	647,972 0.2169%		29 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries
			JOHN G. GEMMELL GROUP COMPANY SECRETARY

			0121 712 2075

Name of authorised official of issuer responsible for making notification
JOHN G. GEMMELL GROUP COMPANY SECRETARY **Date of notification:** 29 MARCH 2010

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
	THE PARAGON GROUP OF COMPANIES PLC		NOTIFICATION IN ACCORANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	MR NICHOLAS KEEN		N/A
5.	Indicate whether the notification is in	6.	Description of shares (including class),

	respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1		debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF DIRECTOR NAMED IN 3 ABOVE		ORDINARY SHARES OF £1.00 EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	DIRECTOR NAMED IN 3 ABOVE		ACQUISITION OF SHARES ON MATURITY OF AWARDS UNDER THE PERFORMANCE AND MATCHING SHARE PLANS
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	17,766		0.0059%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction	14.	Date and place of transaction
	£0.00 PER SHARE		29 MARCH 2010, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating	16.	Date issuer informed of transaction

	percentage)		
	368,679 0.1234%		29 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries
			JOHN G. GEMMELL GROUP COMPANY SECRETARY 0121 712 2075

Name of authorised official of issuer responsible for making notification

JOHN G. GEMMELL
GROUP COMPANY SECRETARY

Date of notification: 29 MARCH 2010

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
	THE PARAGON GROUP OF COMPANIES PLC		NOTIFICATION IN ACCORANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	MR JOHN A HERON		N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF DIRECTOR NAMED IN 3 ABOVE		ORDINARY SHARES OF £1.00 EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

	DIRECTOR NAMED IN 3 ABOVE		ACQUISITION OF SHARES ON MATURITY OF AWARDS UNDER THE PERFORMANCE AND MATCHING SHARE PLANS
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	12,428		0.0042%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction	14.	Date and place of transaction
	£0.00 PER SHARE		29 MARCH 2010, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	252,680 0.0846%		29 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries
			JOHN G. GEMMELL GROUP COMPANY SECRETARY 0121 712 2075

Name of authorised official of issuer responsible for making notification

JOHN G. GEMMELL
GROUP COMPANY SECRETARY

Date of notification: 29 MARCH 2010

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	09:46 31-Mar-2010
Number	4985J09

RNS Number : 4985J
Paragon Group Of Companies PLC
31 March 2010

VOTING RIGHTS AND CAPITAL

In conformity with the FSA's Disclosure and Transparency Rules we would like to notify the market of the following:

As at 31 March 2010, The Paragon Group of Companies PLC's capital consists of 299,454,078 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 668,900 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 298,785,178.

The above figure (298,785,178) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 2 3 3 6 0 3 2

Company name in full: THE PARAGON GROUP OF COMPANIES PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d1 m0 m3 y2 y0 y1 y0

To Date: d d m m y y y y

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
ORDINARY	GBP	294,473	£1.00	£1.00	£0.00

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
ORDINARY	£1.214120427l7	£0.00	299,454,078.00	£299,454,078.00
				£
				£
				£
		Totals	299,454,078.00	£299,454,078.00

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	299,454,078.00
Total aggregate nominal value ❹	£299,454,078.00

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	ORDINARY
Prescribed particulars ❶	FULL VOTING RIGHTS AS SET OUT IN THE ARTICLES OF ASSOCIATION.
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature X [signature] X

This form may be signed by:
Director ❷, Secretary, Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

SH01
Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name	MISS EMMA LAPTHORNE
Company name	THE PARAGON GROUP OF COMPANIES PLC
Address	ST CATHERINE'S COURT
	HERBERT ROAD
Post town	SOLIHULL
County/Region	WEST MIDLANDS
Postcode	B 9 1 3 Q E
Country	U.K.
DX	
Telephone	

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☑ The company name and number match the information held on the public Register.
- ☑ You have shown the date(s) of allotment in section 2.
- ☑ You have completed all appropriate share details in section 3.
- ☑ You have completed the appropriate sections of the Statement of Capital.
- ☑ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk